

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2011

<u>Via Mail and Fax</u>

H. Brian Cole
Chief Financial Officer
Play LA, Inc.
c/o Mossack Fonseca & Co., Akara Building
24 De Castro Street
Wickhams Cay 1, RoadTown, Tortola, B.V.I.

   Re: **Play LA, Inc.**
      Form 20-F for Fiscal Year Ended December 31, 2009
      Filed April 20, 2010
      File No. 00-52311

Dear Mr. Cole:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        Sincerely,

        Lyn Shenk
        Branch Chief